For immediate release

Anooraq, Anglo American Platinum Appoint New Managing Director at Bokoni

February 1, 2012. Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) and Anglo American Platinum (“Amplats”) today confirm the appointment of Mr. Dawid Stander as Managing Director of Bokoni Platinum Mines with effect from 1 February 2012.

Mr. Stander has 32 years of experience in the South African mining sector, having held senior positions at both mine and executive level at BHP Billiton (Samancor), Anglo American Platinum (Lebowa Platinum Mines) and Impala Platinum. He holds a Mine Manager’s Certificate of Competency and is a Registered Professional Engineer.

Mr. Stander led the Bokoni Platinum Mines (formerly Lebowa Platinum Mines), in his capacity as General Manager, between 2001 and 2005. During this period Bokoni Platinum Mines expanded its annual production base by 100% from 100,000 PGM ounces to 200,000 PGM ounces.

Anooraq’s Chief Executive Officer, Harold Motaung, and Vishnu Pillay, the Executive Head of Anglo American Platinum’s Joint Venture Operations, commented:-

“We are pleased to have secured the appointment of Dawid to lead the Bokoni Mines into its new and exciting growth phase. Dawid has a strong track record and extensive industry experience. Under his previous leadership at Bokoni Mines, the operations enjoyed significant growth, together with improvements in safety, operational and financial performance. The joint venture partners support his appointment as Managing Director and look forward to a successful future at Bokoni Mines under his leadership.”

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Capital
Annerie Britz / Yvette Labuschagne / Melanie de Nysschen
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group transaction and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: that the Bokini Group transaction will receive the necessary regulatory approvals and complete in a timely manner.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to uncertainties related to the completion of the Bokoni Group restructure and refinancing in a timely manner, if at all; and risk that the necessary regulatory and other approvals for the Bokini Group transaction will not be received in a timing manner.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.

2	www.anooraqresources.com